Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated November 23, 2006

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on November 23, 2006, entitled "Share buyback".

Share buyback

Statoil ASA (OSE:STL, NYSE:STO) has on 22 November 2006 purchased 580,000 own shares at a price of NOK 172.7992 per share.

This transaction is carried out in accordance with a resolution by Statoil’s annual general meeting on 10 May 2006 giving authorisation to acquire Statoil shares in the market for subsequent annulment.

Statoil ASA and the Norwegian State represented by the Ministry of Petroleum and Energy have entered into an agreement which regulates the redemption and annulment of a proportional share of the State’s shares, ensuring that the State’s owner interest in Statoil ASA remains unchanged. On redemption of the shares, Statoil ASA will pay a price to the State for each share corresponding to a volume-weighted average of the prices paid by Statoil ASA for shares purchased in the market, plus interest compensation of NIBOR + 1%-point calculated from the date of the individual repurchases.

After this buyback transaction, Statoil holds 7,067,572 own shares, of which 5,867,000 are acquired in the market for subsequent annulment and 1,200,572 are acquired in the market in order to implement the share saving plan for employees. According to the agreement with the Ministry of Petroleum and Energy, the above-mentioned shares acquired for subsequent annulment imply a liability to redeem 14,291,848 shares from the Norwegian State.

Contact information:

Investor relations:

Lars Troen Sørensen, senior vice president investor relations, + 47 90 64 91 44 (mobile), +47 51 99 77 90 (office)

Geir Bjørnstad, vice president investor relations North America, +1 (203) 978 6950 (office)

Media relations:

Ola Morten Aanestad, vice president media relations, + 47 48 08 02 12 (mobile), + 47 51 99 13 77 (office)

STATOIL ASA (Registrant)
Dated: November 23, 2006	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer